ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 24, 2017

Lisa Mikhail Henry

T +1 617 951 7780

lisa.henry@ropesgray.com

VIA EDGAR

Mr. Chad Eskildsen

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Dear Mr. Eskildsen:

I am writing on behalf of AMG Funds IV (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the October 31, 2016 annual report to shareholders (the “Annual Report”) filed under the Investment Company Act of 1940, as amended, on Form N-CSR on January 6, 2017 for each series of the Trust (each, a “Fund” and collectively, the “Funds”). The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

1.    Comment: In “Note (F) Agreements and Transactions with Affiliates” under “Notes to Financial Statements,” the disclosure states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” It is the Staff’s position that such “Recovery Period” should limited to three years from the date of the waiver. Since the “Recovery Period” may be longer than three years, please confirm that the Registrant has performed a FAS 5 analysis and provided the analysis to the Registrant’s auditors (See May 1, 2016 Investment Company Audit Guide 8.08-8.09).

Response: The Registrant confirms that it has performed a FAS5 analysis and provided the analysis to the Funds’ auditor.

2.    Comment: The following series of the Registrant appear to no longer be active. Please review and, if appropriate, mark the series as “inactive” on EDGAR.

S000001116	ASTON/TAMRO DIVERSIFIED EQUITY FUND

S000001119	AMG Managers Cornerstone Large Cap Value Fund
S000001135	ASTON/TCH FIXED INCOME FUND
S000019442	ASTON/BARINGS INTERNATIONAL FUND
S000028305	AMG Managers Herndon Large Cap Value Fund
S000030801	ASTON/RIVER ROAD INDEPENDENT VALUE FUND
S000040201	ASTON/LMCG Emerging Markets Fund
S000047667	ASTON/TAMRO International Small Cap Fund
S000049102	ASTON/Pictet Premium Brands Fund

Response: The Registrant confirms that the Funds listed above are no longer active and confirms that it will mark the Funds as “inactive” on Edgar.

Please direct any questions you may have with respect to this filing to me at (617) 951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc :	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.